 Correspondence to SEC…………

The Company is responsible for the adequacy and accuracy of the disclosure in the filing
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing
The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States

/s/
Name: Steve Johns Title: President/CEO November 17, 2010